Exhibit 99.1

Press Release

For Immediate Release

February 10th 2016

Markit reports fourth quarter and full year 2015 financial results

London and New York – Markit Ltd. (Nasdaq: MRKT), a leading global provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the fourth quarter and full year ended December 31st 2015.

Financial highlights for fourth quarter and full year 2015

–	Fourth quarter revenue increased 7.4% to $291.5 million, on a constant currency basis up 9.4% comprising organic revenue growth of 1.1% and acquired revenue growth of 8.3%

–	Full year revenue increased 4.5% to $1.113 billion, on a constant currency basis up 7.4% comprising organic revenue growth of 3.6% and acquired revenue growth of 3.8%

–	Fourth quarter Adjusted EBITDA margin was 45.6% while Adjusted diluted earnings per share was $0.37

–	Full year Adjusted EBITDA margin was 45.0% while Adjusted diluted earnings per share was $1.44

–	Share repurchase programme of up to $500 million over two years was authorised by the board of directors

“Our first full year as a public company resulted in revenue growth, solid margins and value creation for shareholders through disciplined capital allocation. I am especially pleased with the solid organic growth this year in our Information and Solutions divisions and with the immediate contributions from the acquisitions we made in 2015,” said Lance Uggla, chairman and chief executive officer of Markit.

“We will continue to address the needs of our customers and invest in key growth opportunities as evidenced by the index deals with HSBC and UBS that we recently announced. As we move further into 2016, we are confident in our ability to deliver growth and long term returns for our shareholders.”

Table 1: Selected Financial Information

	For the three months ended December 31			For the year ended December 31
($ millions except percentages and per share amounts)	2015	2014	YoY	2015	2014	YoY
Revenue	291.5	271.4	7.4%	1,113.4	1,065.1	4.5%
Operating expenses	(155.4)	(139.3)	11.6%	(600.4)	(569.2)	5.5%
Adjusted EBITDA (1)	131.8	124.7	5.7%	496.9	488.2	1.8%
Adjusted EBITDA margin (2)	45.6%	46.3%	N/A	45.0%	46.0%	N/A
Adjusted Earnings (1)	68.8	69.1	(0.4)%	273.9	279.0	(1.8)%
Adjusted earnings per share, diluted (3)	0.37	0.37	-	1.44	1.51	(4.6)%
Weighted average number of shares used to compute earnings per share, diluted	188.1	187.3	0.4%	189.8	184.5	2.9%

(1)	See “Reconciliation to Non-IFRS financial measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are Non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

Markit Ltd.

Press release

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Fourth quarter 2015 results

Revenue

Revenue increased by $20.1 million, or 7.4%, to $291.5 million for the three months ended December 31, 2015, from $271.4 million for the three months ended December 31, 2014. On a constant currency basis, our revenue growth was 9.4%.

Organic revenue growth was $2.9 million, or 1.1%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, partially offset by a decrease in revenue in our Processing segment, mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $22.6 million, or 8.3%, to revenue growth. In our Solutions segment, thinkFolio, Tax Solutions and Information Mosaic were acquired in January 2014, July 2014 and July 2015, respectively. In our Processing segment, DealHub was acquired in September 2015, and in our Information and Solutions segments, CoreOne was acquired in October 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $5.4 million, or 2.0%. Our revenue currency exposure for the three months ended December 31, 2015 was 71.5% in US dollars, 22.2% in British pounds and 6.3% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 58.2% for the three months ended December 31, 2015, from 53.8% for the three months ended December 31, 2014.

Operating expenses

Operating expenses increased by $16.1 million, or 11.6%, to $155.4 million for the three months ended December 31, 2015, from $139.3 million for the three months ended December 31, 2014. This increase was primarily due to acquisitions and continued investment in new initiatives.

Income tax expense

Income tax expense was $19.9 million for the three months ended December 31, 2015, compared to $19.7 million for the three months ended December 31, 2014, an increase of $0.2 million, or 1.0%. Our effective tax rate was 29.9% for the three months ended December 31, 2015, compared to 55.6% for the three months ended December 31, 2014. The decrease in the effective tax rate principally reflects the difference in the exceptional impairment charges in the three months ended December 31, 2014 compared to the three months ended December 31, 2015 which are not deductible for tax purposes.

Share based compensation and related items

Share based compensation and related items increased by $5.4 million to $14.6 million for the three months ended December 31, 2015, from $9.2 million for the three months ended December 31, 2014.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $131.8 million for the three months ended December 31, 2015 increased by $7.1 million, or 5.7%, from $124.7 million for the three months ended December 31, 2014. This increase

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was driven by the Solutions segment, partially offset by a decrease in the Processing segment, and reflects the operating performance as described above. Adjusted EBITDA also includes a $3.9 million loss in the three months ended December 31, 2015 associated with our share of the KYC joint venture which is included in our Solutions segment.

Adjusted EBITDA margin decreased to 45.6% for the three months ended December 31, 2015, compared to 46.3% for the three months ended December 31, 2014, largely as a result of reduced revenue in the Processing segment.

Adjusted earnings and Adjusted earnings per share, diluted

Adjusted earnings for the three months ended December 31, 2015, reduced $0.3 million, to $68.8 million from $69.1 million for the three months ended December 31, 2014. Adjusted earnings per share, diluted for the three months ended December 31, 2015 was $0.37, unchanged compared to the three months ended December 31, 2014.

Full year 2015 results

Revenue

Revenue increased by $48.3 million, or 4.5%, to $1,113.4 million for the year ended December 31, 2015, from $1,065.1 million for the year ended December 31, 2014. On a constant currency basis, our revenue growth was 7.4%.

Organic revenue growth was $38.3 million, or 3.6%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $41.1 million, or 3.8%, to revenue growth. In our Solutions segment, thinkFolio, Tax Solutions and Information Mosaic were acquired in January 2014, July 2014 and July 2015, respectively. In our Processing segment, DealHub was acquired in September 2015, and in our Information and Solutions segments, CoreOne was acquired in October 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $31.1 million, or 2.9%. Our revenue currency exposure for the year ended December 31, 2015 was 71.7% in US dollars, 23.7% in British pounds and 4.6% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 56.1% for the year ended December 31, 2015, from 52.5% for the year ended December 31, 2014.

Operating expenses

Operating expenses increased by $31.2 million, or 5.5%, to $600.4 million for the year ended December 31, 2015, from $569.2 million for the year ended December 31, 2014. This increase was driven primarily due to acquisitions and continued investment in new initiatives.

Exceptional items

Exceptional items for the year ended December 31, 2015 were $48.7 million. These pertain to the agreement to settle the consolidated U.S. antitrust class action lawsuit regarding credit derivatives and related markets for $45.0 million and legal advisory fees of $3.7 million associated with the antitrust class action lawsuit as well as the related ongoing antitrust investigations by the U.S. Department of Justice and the European Commission.

Income tax expense

Income tax expense was $70.0 million for the year ended December 31, 2015 compared to $56.5 million for the year ended December 31, 2014, an increase of $13.5 million, or 23.9%. Our effective

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tax rate was 31.5% for the year ended December 31, 2015 compared to 25.6% for the year ended December 31, 2014. The increase in effective tax rate in 2015 is primarily the result of prior period adjustments being recognised during the year ended December 31, 2015. In addition, the impact on deferred tax balances of a change to US state taxes had the result of increasing the tax charge and effective tax rate in the year ended December 31, 2015.

Share based compensation and related items

Share based compensation and related items increased by $34.8 million to $50.8 million for the year ended December 31, 2015, from $16.0 million for the year ended December 31, 2014.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $496.9 million for the year ended December 31, 2015 increased by $8.7 million, or 1.8%, from $488.2 million for the year ended December 31, 2014. This increase was driven by the Solutions and Information segments, partially offset by a decrease in the Processing segment and reflects the operating performance as described above. Adjusted EBITDA also includes a $14.0 million loss in the year ended December 31, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment.

Adjusted EBITDA margin decreased to 45.0% for the year ended December 31, 2015, compared to 46.0% for the year ended December 31, 2014, largely as a result of reduced revenue in the Processing segment.

Adjusted earnings and Adjusted earnings per share, diluted

Adjusted earnings for the year ended December 31, 2015, decreased $5.1 million, or 1.8%, to $273.9 million from $279.0 million for the year ended December 31, 2014. This reflects an increase in the depreciation and amortisation charge and cash interest expense for the period which outweighed the increase in Adjusted EBITDA for the period.

Adjusted earnings per share, diluted for the year ended December 31, 2015 was $1.44 compared to $1.51 for the year ended December 31, 2014. This reflects the decrease in year-on-year adjusted earnings as well as increased dilution from a higher, post-IPO share price and the associated impact on share option dilution, in addition to dilution from share option exercises since December 31, 2014.

Share repurchases and financing activities

In 2015, our board of directors authorised share repurchases of up to $550 million. In June, we repurchased shares from certain shareholders for an aggregate purchase price of approximately $350 million. In December, we entered into an aggregate $200 million accelerated share repurchase (ASR), which delivered on commencement shares representing an aggregate principal amount of approximately $150 million, and we may be entitled to receive additional shares at the final settlement of the ASR, which we currently expect to be completed in the third quarter of 2016.

On November 4, 2015 we issued two series of senior unsecured notes having an aggregate principal amount of $500 million to certain institutional investors. One series of the notes was issued in an aggregate principal amount of $210 million, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290 million, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. The proceeds from the notes were used to pay down debt drawn on our existing revolving credit facility.

In February 2016 our board of directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management and subject to market conditions.

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Table 2: Revenue growth composition by segment

	For the three months ended December 31, 2015				For the year ended December 31, 2015
(in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	4.7%	4.0%	(1.9)%	6.8%	5.2%	1.0%	(3.1)%	3.1%
Processing	(14.7)%	3.9%	(1.9)%	(12.7)%	(8.2)%	1.3%	(3.2)%	(10.1)%
Solutions	9.0%	18.8%	(2.2)%	25.6%	12.3%	11.1%	(2.3)%	21.1%
Total	1.1%	8.3%	(2.0)%	7.4%	3.6%	3.8%	(2.9)%	4.5%

Table 3: Segmental analysis

	For the three months ended December 31,		For the year ended December 31,
($ in millions, except percent)	2015	2014	2015	2014
Information	131.6	123.2	501.6	486.5
Processing	59.8	68.5	256.0	284.9
Solutions	100.1	79.7	355.8	293.7
Total revenue	291.5	271.4	1,113.4	1,065.1
Information	65.3	64.3	245.1	239.2
Processing	30.9	36.5	133.9	156.6
Solutions	36.0	24.3	120.0	93.1
Non-controlling interest	(0.4)	(0.4)	(2.1)	(0.7)
Total Adjusted EBITDA	131.8	124.7	496.9	488.2
Information	49.6%	52.2%	48.9%	49.2%
Processing	51.7%	53.3%	52.3%	55.0%
Solutions	36.0%	30.5%	33.7%	31.7%
Total Adjusted EBITDA margin(2)	45.6%	46.3%	45.0%	46.0%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Fourth quarter 2015 segment results

Information

Revenue in our Information segment increased by $8.4 million, or 6.8%, to $131.6 million for the three months ended December 31, 2015, compared to $123.2 million for the three months ended December 31, 2014. Organic revenue growth was 4.7%. Acquired revenue growth was 4.0%, following the acquisition of CoreOne in October 2015, which is reported across the Information and Solutions segments. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 1.9%.

Organic revenue growth was largely driven by new business wins within the Pricing and Reference Data, and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

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Processing

Revenue in our Processing segment decreased by $8.7 million, or 12.7%, to $59.8 million for the three months ended December 31, 2015, from $68.5 million for the three months ended December 31, 2014. Organic revenues decreased 14.7%. Adverse movements in exchange rates period-over-period contributed 1.9% to the decrease in revenue. Partially offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 3.9% to Processing revenue.

The organic revenue decrease reflects the impact of previously announced price reductions in our derivatives processing product introduced on April 1, 2015 in the rates asset class, decreased volumes in the credit asset class in 2015 and one-off regulatory reporting revenue in 2014. In addition, we saw lower revenues in our loans processing product associated with reduced primary loan issuance volumes period over period.

Solutions

Revenue in our Solutions segment increased by $20.4 million, or 25.6%, to $100.1 million for the three months ended December 31, 2015, from $79.7 million for the three months ended December 31, 2014. Organic revenue growth was 9.0%. Acquired revenue growth was 18.8%, driven by the acquisitions of thinkFolio, Tax Solutions, Information Mosaic and CoreOne in January 2014, July 2014, July 2015 and October 2015, respectively. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.2%.

Organic revenue growth was driven by new business wins across our Enterprise Software and Managed Services sub-divisions, as well as increased customer assets under management in our Managed Services sub-division.

Full year 2015 segment results

Information

Revenue in our Information segment increased by $15.1 million, or 3.1%, to $501.6 million for the year ended December 31, 2015, compared to $486.5 million for the year ended December 31, 2014. Organic revenue growth was 5.2%. Acquired revenue growth was 1.0%, driven by the acquisition of CoreOne in October 2015, which is reported across the Information and Solutions segments. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 3.1%.

Organic revenue growth was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Processing

Revenue in our Processing segment decreased by $28.9 million, or 10.1%, to $256.0 million for the year ended December 31, 2015, from $284.9 million for the year ended December 31, 2014. Organic revenues decreased 8.2%. Adverse movements in exchange rates period-over-period contributed 3.2% of the decrease in revenue. Partially offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 1.3% to Processing revenue.

The decrease in organic revenue reflects decreased revenue in our derivatives processing product due to previously announced price reductions introduced on April 1, 2015 in the rates asset class, reduced volumes in the credit asset class and one-off regulatory reporting revenue in the prior year comparator. In addition, we saw lower revenues in our loans processing product associated with reduced primary loan issuance volumes period over period, partially mitigated by increased secondary trading levels.

Solutions

Revenue in our Solutions segment increased by $62.1 million, or 21.1%, to $355.8 million for the year ended December 31, 2015, from $293.7 million for the year ended December 31, 2014. Organic revenue growth was 12.3%. Acquired revenue growth was 11.1%, driven by the acquisitions of

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thinkFolio, Tax Solutions, Information Mosaic and CoreOne in January 2014, July 2014, July 2015 and October 2015, respectively. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.3%.

Organic revenue growth was driven by new business wins across our Enterprise Software and Managed Services sub-divisions, as well as increased customer assets under management in our Managed Services sub-division.

Webcast and conference call information

Markit’s management will host a conference call at 8.30am EST today to review and discuss the company’s results. The live audio webcast, press release and accompanying financial information can be accessed on Markit’s investor relations website: http://www.markit.com/Company/Investors-Events-And-Presentations or by dialling +1 888 771 4371 (US toll free) or +1 847 585 4405 (outside US). The conference ID for the call is 41568940. A replay of the webcast will be available through the above link following the conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other

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than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Media enquiries, please contact: Ed Canaday Tel: +1 646 679 3031 ed.canaday@markit.com	Investor enquiries, please contact: Matthew Kolby Tel: +1 646 679 3140 matthew.kolby@markit.com James Arestia Tel: +1 646 679 3230 james.arestia@markit.com

Notes to Editors

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,000 people in 11 countries. Markit shares are listed on Nasdaq under the symbol MRKT. For more information, please see www.markit.com.

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Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
	$‘m	$‘m	$‘m	$‘m

Revenue	291.5	271.4	1,113.4	1,065.1

Operating expenses	(155.4)	(139.3)	(600.4)	(569.2)
Exceptional items	-	(33.1)	(48.7)	(84.9)
Acquisition related items	(2.0)	1.4	(4.2)	12.4
Amortisation – acquisition related	(18.4)	(14.6)	(63.7)	(57.9)
Depreciation and amortisation – other	(28.8)	(28.2)	(107.0)	(100.1)
Share based compensation and related items	(14.6)	(9.2)	(50.8)	(16.0)
Other gains/(losses) – net	4.6	(3.0)	13.7	(6.0)

Operating profit	76.9	45.4	252.3	243.4

Finance costs – net	(7.2)	(4.1)	(18.9)	(16.9)
Share of results from joint venture	(3.2)	(5.9)	(11.3)	(5.9)

Profit before income tax	66.5	35.4	222.1	220.6

Income tax expense	(19.9)	(19.7)	(70.0)	(56.5)

Profit for the period	46.6	15.7	152.1	164.1

Profit attributable to:
Owners of the parent	46.5	15.7	152.5	165.2
Non-controlling interests	0.1	-	(0.4)	(1.1)

	46.6	15.7	152.1	164.1

	$	$	$	$
Earnings per share, basic	0.26	0.09	0.85	0.92
Earnings per share, diluted	0.25	0.08	0.80	0.90

There were no discontinued operations for either period presented.

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Consolidated Balance Sheet (Unaudited)

	December 31, 2015	December 31, 2014
Assets	$‘m	$‘m
Non-current assets
Property, plant and equipment	49.6	56.5
Intangible assets	3,076.8	2,823.3
Deferred income tax assets	2.3	4.2
Derivative financial instruments	0.5	0.9
Investment in joint venture	12.5	1.1
Available-for-sale financial assets	1.1	-

Total non-current assets	3,142.8	2,886.0

Current assets
Trade and other receivables	272.5	288.8
Derivative financial instruments	3.9	7.1
Current income tax receivables	3.1	0.4
Cash and cash equivalents	146.0	117.7

Total current assets	425.5	414.0

Total assets	3,568.3	3,300.0

Equity
Capital and reserves
Common shares	1.7	1.8
Share premium	177.2	456.8
Other reserves	(170.0)	(75.2)
Retained earnings	2,067.4	1,850.6

Equity attributable to owners of the parent	2,076.3	2,234.0
Non-controlling interests	36.2	36.6

Total equity	2,112.5	2,270.6

Liabilities
Non-current liabilities
Borrowings	737.6	349.2
Trade and other payables	157.2	143.1
Derivative financial instruments	0.1	0.6
Deferred income tax liabilities	22.9	30.2

Total non-current liabilities	917.8	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	213.4	203.7
Deferred income	226.7	194.2
Current income tax liabilities	9.9	19.7
Derivative financial instruments	1.6	2.3

Total current liabilities	538.0	506.3

Total liabilities	1,455.8	1,029.4

Total equity and liabilities	3,568.3	3,300.0

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Consolidated Statement Of Cash Flows (Unaudited)

	Year ended December 31, 2015	Year ended December 31, 2014
	$‘m	$‘m
Profit before income tax	222.1	220.6
Adjustment for:
Amortisation – acquisition related	63.7	57.9
Depreciation and amortisation – other	107.0	100.1
Impairment of assets	-	39.8
Fair value losses on derivative financial instruments	0.6	0.2
Fair value gains on contingent consideration	(0.8)	(15.9)
Share based compensation	37.3	20.7
Finance costs – net	18.9	16.9
Share of results from joint venture	11.3	5.9
Foreign exchange (gains)/losses and other non-cash (income)/charges in operating activities	(1.1)	14.5
Changes in working capital:
Decrease/(increase) in trade and other receivables	26.0	(56.6)
(Decrease)/increase in trade and other payables	(9.4)	17.2

Cash generated from operations	475.6	421.3

Cash flows from operating activities
Cash generated from operations	475.6	421.3
Interest paid	(6.4)	(6.3)
Income tax paid	(63.6)	(45.1)

Net cash generated from operating activities	405.6	369.9

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	-	(1.4)
Acquisition of subsidiaries, net of cash acquired	(300.7)	(127.4)
Release of escrow associated with contingent consideration	10.0	(1.4)
Proceeds on disposal of assets	-	4.1
Purchases of property, plant and equipment	(16.6)	(23.5)
Purchases of intangible assets	(100.5)	(101.4)
Investment in joint venture	(25.3)	-
Investment in available-for-sale financial assets	(1.1)
Interest received	0.1	0.1

Net cash used in investing activities	(434.1)	(250.9)

Cash flows from financing activities
Proceeds from issuance of common shares	227.2	72.3
Payments for shares bought back	(638.7)	(103.5)
Proceeds from borrowings	1,170.0	100.0
Repayments of borrowings	(698.0)	(140.0)
Prepaid arrangement fees	(2.0)	(4.1)

Net cash generated from/(used in) financing activities	58.5	(75.3)

Net increase in cash and cash equivalents	30.0	43.7

Cash and cash equivalents at beginning of year	117.7	75.3
Net increase in cash and cash equivalents	30.0	43.7
Exchange losses on cash and cash equivalents	(1.7)	(1.3)

Cash and cash equivalents at end of year	146.0	117.7

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Markit Ltd.

Notes to the consolidated financial statements (Unaudited)

Operating expenses

	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
	$‘m	$‘m	$‘m	$‘m
Personnel costs	(90.7)	(85.3)	(362.3)	(350.4)
Operating lease payments	(5.0)	(4.3)	(18.6)	(16.8)
Technology costs	(24.6)	(18.9)	(92.8)	(89.5)
Subcontractors and professional fees	(13.6)	(12.8)	(49.1)	(44.0)
Other expenses	(21.5)	(18.0)	(77.6)	(68.5)

Operating expenses	(155.4)	(139.3)	(600.4)	(569.2)

The operating expenses above exclude exceptional items, acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

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Press release

Exceptional items

	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
	$‘m	$‘m	$‘m	$‘m
Exceptional items:
- Legal advisory costs	-	(1.6)	(3.7)	(5.6)
- Settlement of class action lawsuit	-	-	(45.0)	-
- Impairment of assets	-	(31.5)	-	(39.8)
- IPO preparation and execution costs	-	-	-	(12.1)
- Accelerated share based compensation charges	-	-	-	(7.3)
- Recognition of liability for social security costs on employee equity instruments	-	-	-	(20.1)

Exceptional items	-	(33.1)	(48.7)	(84.9)

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry-wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company”) and its consolidated subsidiaries (collectively, the “Group”).

During the third quarter of 2015, the Group provided $45.0 million to settle an antitrust class action lawsuit in the United States relating to credit derivatives and related markets. These costs have been classified as exceptional due to the one-off, individual nature of this matter along with the size of the costs being incurred. These costs are consequently not considered to be part of the normal course of business.

For the year ended December 31, 2014:

–	During the fourth quarter a $31.9 million impairment of goodwill was taken in relation to Analytics, within our Solutions segment, as developments in the regulatory and business environment have resulted in weaker than anticipated growth.

–	A $7.9 million impairment charge, relating primarily to Credit Centre’s other intangible assets, within our Processing segment, was recorded following a decision to wind down the business due to the market not evolving as expected.

–	IPO preparation and execution costs consisted of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

–	The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

–	During the second quarter of 2014, the Group recognised a liability for social security costs on employee equity instrument exercises as the Group agreed to meet these obligations on behalf of employees. This has been classified as an exceptional item due to the one-off nature and size of the initial recognition.

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Press release

Reconciliation to Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended December 31		For the year ended December 31
($ in millions)	2015	2014	2015	2014
Profit for the period	46.6	15.7	152.1	164.1
Income tax expense	19.9	19.7	70.0	56.5
Finance costs – net	7.2	4.1	18.9	16.9
Depreciation and amortisation – other	28.8	28.2	107.0	100.1
Amortisation – acquisition related	18.4	14.6	63.7	57.9
Acquisition related items	2.0	(1.4)	4.2	(12.4)
Exceptional items	-	33.1	48.7	84.9
Share based compensation and related items	14.6	9.2	50.8	16.0
Other (gains) / losses – net	(4.6)	3.0	(13.7)	6.0
Share of results from joint venture not attributable to Adjusted EBITDA	(0.4)	(1.1)	(2.4)	(1.1)
Adjusted EBITDA attributable to non-controlling interests	(0.7)	(0.4)	(2.4)	(0.7)
Adjusted EBITDA	131.8	124.7	496.9	488.2

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Press release

Reconciliation to Non-IFRS Financial Measures

Adjusted Earnings and adjusted earnings per share, diluted:

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended December 31		For the year ended December 31
($ in millions)	2015	2014	2015	2014
Profit for the period	46.6	15.7	152.1	164.1
Amortisation – acquisition related	18.4	14.6	63.7	57.9
Acquisition related items	2.0	(1.4)	4.2	(12.4)
Exceptional items	-	33.1	48.7	84.9
Share based compensation and related items	14.6	9.2	50.8	16.0
Other (gains) / losses – net	(4.6)	3.0	(13.7)	6.0
Unwind of discount (1)	2.2	2.7	9.2	10.5
Tax effect of above adjustments	(9.7)	(6.9)	(38.7)	(47.4)
Adjusted Earnings attributable to non-controlling interests	(0.7)	(0.9)	(2.4)	(0.6)
Adjusted Earnings	68.8	69.1	273.9	279.0

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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